Exhibit 99.9

MANAGEMENT'S DISCUSSION AND ANALYSIS
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2010

The following management’s discussion and analysis (“MD&A”), which is dated as of May 26, 2010, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three month period ended March 31, 2010, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three month period ended March 31, 2010 (the “First Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2009.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu, Orientale and Bas Congo provinces of the DRC where the Company holds or controls rights under 70 exploration permits, directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the PRs.

During the first quarter of 2010 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu and North Kivu projects.  Exploration consisted of gridding, mapping, and soil, stream and rock sampling within the exploration permit areas.

In February 2010, the Company completed a brokered private placement financing involving the issuance of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement").  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant (a "Warrant") is exercisable into one additional common share of the Company at a price of Cdn$1.45 for a period of 24 months.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement").  The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement.

In a press release dated March 30, 2010, the Company announced that it established the main Ngayu exploration camp in February 2010 at the Yindi prospect, located in the southwest corner of the Ngayu project area. Company geologists delineated a multiple swarm of sub-vertical gold bearing quartz veins at Yindi over a strike length of 2,000 metres (open along strike to the northwest and southeast) and with a total width of approximately 250 metres. Individual quartz veins had thicknesses from 0.1 to 2.0 metres and extended up to 700 metres in length. Quartz vein host rocks included interbedded talc sericite schists, quartz sericite schists and altered banded ironstone formations (BIF). Visible gold had been observed in a number of workings which are currently being exploited by artisanal miners.

In a press release dated April 23, 2010, the Company announced initial assay results from the Yindi prospect. Soil sample results from 5 lines spaced 160 metres apart over a strike length of 640 metres showed a well defined +100 ppb Au anomaly, 250 - 500 metres wide and open to the northwest and southeast where assay results are still to be received. Values of up to 2,150 ppb Au are present in residual soil with values up to 23,000 ppb Au occurring in alluvium. Results were also received from channel and grab rock chip samples at Yindi. Channel sampling results were obtained at the southeast end of the Golgota open pit workings with an intersection of 14.79 metres grading 5.11 g/t Au (open to the northeast and southwest). Seventy metres along strike at the northwest end of the Golgota workings, channel sampling results gave 19.40 metres grading 1.30 g/t Au (open to the northeast) and 2.40 metres at 3.19 g/t Au (open to the southwest). These two channel samples are perpendicular to strike and due to the subvertical nature of the BIF and sericite schists and quartz veinlets, represent approximate true thicknesses. The BIF wall rock is extensively mineralized with a maximum value of 18.4 g/t Au. In addition, 108 grab rock chip samples of quartz veins over a strike length of 4.0 kilometres averaged 2.12 g/t Au and varied from 0.005 to 42.00 g/t Au. Grab sample assay results were also received from 44 wall rock sericite schist and banded ironstone lithologies and varied from 0.005 to 12.90 g/t Au with an average of 0.84 g/t Au. It is expected that soil sampling of the Yindi prospect plus adit rock sampling will be completed during June 2010.

Reconnaissance exploration has commenced at other parts of the Ngayu belt using historical reports and magnetic and radiometric airborne data from a fixed wing survey which was undertaken in 2009 at a spacing of 400 metres. Other prospects at Ngayu with hardrock gold occurrences to be explored during 2010 include Makapela, Mambati, Babeyru and Anguluku.  At the Makapela prospect, gridding and soil and rock sampling has now commenced.

At the Manguredjipa prospect within the North Kivu project, gridding, soil and adit rock sampling has continued during the first quarter of 2010.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the technical information in this MD&A.

Results of Operations

For the three month period ended March 31, 2010, the Company reported a net loss of $373,447 compared to a net loss of $114,926 reported for the three month period ended March 31, 2009. Significant changes in expenses occurred during the three month period ended March 31, 2010 in the expense categories described below as compared to the three month period ended March 31, 2009:

Professional fees
Professional fees, comprising mainly legal, decreased to $17,991 during the three month period ended March 31, 2010 from $48,335 recorded for the three month period ended March 31, 2009. Legal fees incurred during the first quarter of 2009 included expenses related to the golf licensing business of the Company which has since been significantly reduced.  Legal expenses incurred during the first quarter of 2010 were in relation to the Company’s general corporate activities, including compliance with securities regulatory requirements.

Travel
The Company incurred travel expenses $63,125 during the three month period ended March 31, 2010 compared to $nil for the corresponding period in 2009 due to increased visits to the Company's projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities.

Consulting fees
During the three month period ended March 31, 2010, the Company incurred consulting fees of $39,253 in connection with corporate strategies and business development. No such fees were incurred during the three month period ended March 31, 2009.

Interest and bank charges
Interest and bank charges decreased to $63 for the three month period ended March 31, 2010 from $37,653 during the same period in 2009 as a result of the repayment of all of the promissory notes totaling $2,403,508 outstanding at December 31, 2009.

Salaries
The Company recorded salary expense of $96,862 during the three months ended March 31, 2010 as result of new employment agreements signed during the fourth quarter of 2009. No salaries were paid during the first quarter of 2009.

Stock based compensation
The Company recognized stock-based compensation expense of $315,593 during the three month period ended March 31, 2010, representing the weighted average fair value at the date of grant of the stock options granted during the third quarter of 2009 and during the first quarter of 2010 to employees, directors and officers of the Company under the Company’s stock option plan.  There was no stock-based compensation expense recorded during the three month period ended March 31, 2009.

Foreign exchange gain
The Company recorded a foreign exchange gain of $250,971 during the three month period ended March 31, 2010, compared to a foreign exchange gain of $43,646 recorded during the three month period ended March 31, 2009, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of fiscal 2010.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.  The Company's reporting and measurement currency is the United States dollar.

	2010	2009	2009	2009
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Total revenue	$-	$64	$-	$1,065
Net loss	$(373,447)	$(508,862)	$(179,265)	$(207,838)
Net loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)
	2009	2008	2008	2008
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Total revenue	$-	$166,003	$-	$-
Net loss	$(114,926)	$(105,377)	$(72,927)	$(129,608)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)

The Company’s net loss in the first quarter of 2010 was $373,447 or $0.01 per share. The decrease of $135,415 compared to the loss recorded during the fourth quarter of 2009 was primarily due to a foreign exchange gain of $250,971 recorded during the first quarter of 2010, compared to a foreign exchange gain of $10,226 recorded during the fourth quarter of 2009.  The Company’s net loss in the fourth quarter of 2009 was $329,597 higher than the net loss recorded in the third quarter of 2009.  This increase was mainly due to stock option expense of $197,654, an increase in professional fees of $93,955 and the payment of $49,275 in salaries during the fourth quarter of 2009.  The decrease in the Company’s net loss in the third quarter of 2009 as compared to the second quarter of 2009 was primarily due to a foreign exchange loss in the third quarter that was $30,825 lower than the foreign exchange loss that was recorded in the second quarter.  The increase in the Company's net loss in the second quarter of 2009 as compared to the first quarter of 2009 was primarily due to a foreign exchange loss of $66,780 recorded in the second quarter of 2009 in comparison to a foreign exchange gain of $43,646 recorded in the first quarter of 2009.  The Company’s net loss in the first quarter of 2009 was consistent with the net loss incurred in the fourth quarter of 2008.  The Company’s net loss incurred during the fourth quarter of 2008 did not significantly vary from the net loss recorded during the third quarter of 2008 as increased expenses were offset by royalty revenues recorded during the period.  During the third quarter of 2008, the Company’s net loss decreased by $56,681 compared to the second quarter of 2008.  The Company recorded a foreign exchange gain of $7,497 compared to a foreign exchange loss of $20,515 that was recorded in the second quarter of 2008.

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at March 31, 2010, the Company had cash and cash equivalents of $11,403,814 and working capital of $10,899,670, compared to cash and cash equivalents of $1,536,166 and a working capital deficit of $1,369,099 as at December 31, 2009.

The Company’s cash and working capital positions were improved with the Company’s February 2010 Brokered Placement and Non-Brokered Placement, which raised gross proceeds to the Company of Cdn$15,208,125 in the aggregate.

During the three month period ended March 31, 2009, the Company incurred cash exploration expenditures of $666,010 to advance its projects in the DRC.  A breakdown of these exploration expenditures is presented below under “Deferred Exploration Expenditures”.

The Company’s cash position is sufficient to fund its proposed exploration programs until the first quarter of 2011. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs beyond the first quarter of 2011. There is no assurance that such financing will be available on acceptable terms, if at all.

Deferred Exploration Expenditures

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during the three month period ended March 31, 2009:

	Bas Congo Project	North Kivu Project	Total

Balance 12/31/2008	$829,406	$3,282,761	$4,112,167

Professional fees	-	12,500	12,500
Travel	-	17,837	17,837
Interest and bank charges	-	1,601	1,601
Consulting fees	1,250	40,250	41,500
Salaries	-	22,500	22,500
Amortization	-	323	323
Other	-	10,581	10,581
Subtotal – 2009	1,250	105,592	106,842
Balance 3/31/2009	$830,656	$3,388,353	$4,219,009

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during the three month period ended March 31, 2010:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total

Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402

Field camps	805	2,469	12,713	15,987
Geochemistry	-	4,229	4,228	8,457
Geology	-	-	11,927	11,927
Helicopter	-	17,971	168,572	186,543
Professional fees	7,176	7,177	7,177	21,530
Business promotion	866	867	2,867	4,600
Travel	7,269	17,989	50,177	75,435
Office and sundry	21,939	27,088	49,261	98,288
Interest and bank charges	2,204	2,430	4,245	8,879
Consulting fees	7,620	10,140	8,550	26,310
Salaries	12,235	31,279	131,977	175,491
Stock based compensation	-	-	71,786	71,786
Amortization	-	4,065	9,846	13,911
Other	1,953	8,650	21,960	32,563
Subtotal	62,067	134,354	555,286	751,707
Balance 3/31/2010	$928,038	$4,155,428	$622,643	$5,706,109

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 26, 2010, the Company had outstanding 42,919,747 common shares, 6,083,250 Warrants, 3,590,000 stock options to purchase common shares of the Company and 489,990 compensation options (which were granted to the agents as part of their consideration for their services under the Brokered Placement and which are equal to 6% of the number of units sold under the Brokered Placement).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012.  The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable.

Related Party Transactions

During the three month period ended March 31, 2010, the Company accrued management fees to two directors and officers of the Company in the amount of $59,120 (March 31, 2009 - $48,186).  As at March 31, 2010, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $293,681 (December 31, 2009 - $478,140).

In addition, an amount of $38,631 was due to related companies (December 31, 2009 - $32,727) with common directors.

All amounts due to related parties are unsecured, non-interest bearing and repayable on demand.  All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its mineral properties and related deferred exploration expenditures and the valuation of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, any underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal, and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the "CICA") issued handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for.  Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601, "Consolidated Financial Statements” and Section 1602, "Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the following steps were completed as part of the formal IFRS transition plan:

•	A formal project structure including project governance
•	An estimate of required resources (combination of internal and external)
•	A detailed timeline for fiscal 2009 and 2010
•	A proposed training program
•	A comprehensive analysis and review of all IFRS 1 elections

In addition, the Company began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting.

The Company has identified areas noted below as those expected to have the most significant impact on the financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Instalment vesting periods – Under IAS 2, each new instalment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies.

IFRS Transition Disclosures

As the Company executes its IFRS transition plan and moves from Canadian GAAP to IFRS, the Company's disclosure on accounting differences is expected to increase.  The Company will continue to present its results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable, accrued liabilities, notes payable and due to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations, comprehensive loss and deficit.  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 11 of the First Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents.  All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in cash equivalents.  The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from its mineral properties.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the three month periods ended March 31, 2010 and March 31, 2009, the Company recorded a foreign exchange gain of $250,971 and of $43,646, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.